May 2, 2013

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Laboratory Corporation of America Holdings
Form 10-K for the year ended December 31, 2012
Filed February 26, 2013
Supplemental Letter dated April 25, 2013
File No. 1-11353

Dear Ms. Jenkins:

We have reviewed the comments of the Staff, as set forth in its letter dated April 25, 2013, with respect to the above-referenced filing. Enclosed herewith are the Staff's comment followed by our response on behalf of Laboratory Corporation of America Holdings (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 48

Goodwill and Indefinite-Lived Assets, page 50

Comment:

1.We note your draft future disclosure that was provided in response to comment one of our letter dated April 8, 2013, and it appears that you utilize a two-step impairment test for both your goodwill and indefinite-lived intangible assets. Please confirm to us that you only utilize a two-step impairment test for goodwill pursuant to ASC 350-20-35-3, and that you test your indefinite-lived intangible assets for impairment pursuant to ASC 350-30-35-18. If so, please further revise your draft disclosure to separately discuss how you test your goodwill and indefinite-lived intangible assets for impairment given the different methodologies used to test each type of asset.

Response:

The Company confirms that it only utilizes a two-step impairment test for goodwill, pursuant to ASC 350-20-35-3 and that the impairment test for our indefinite-lived intangible assets is performed pursuant to ASC 350-30-35-18. The Company confirms that it will expand its discussion of goodwill and indefinite-lived intangible assets in future filings as follows:

The Company assesses goodwill and indefinite lived intangibles for impairment at least annually and more frequently if triggering events occur. The timing of the Company's annual impairment testing is the end of the fiscal year.  In accordance with the Financial Accounting Standards Board (“FASB”) updates to their authoritative guidance regarding goodwill and indefinite-lived intangible asset impairment testing, an entity is allowed to first assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing. If an entity determines that it is not more likely than not that the estimated fair value of an asset is less than its carrying value, then no further testing is required. Otherwise, impairment testing must be performed in accordance with the original accounting standards.  The updated FASB guidance also allows an entity to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the first step of the two-step assessment.  Similarly, a Company can proceed directly to a quantitative assessment in the case of impairment testing for indefinite-lived intangible assets as well.  In 2012, the Company elected to bypass the purely qualitative assessments for its goodwill and indefinite-lived intangible assets and proceed to more quantitative assessments utilizing methodologies as described in the following paragraphs.

Step One of the goodwill impairment test includes the estimation of the fair value of each reporting unit as compared to the book value of the reporting unit.  The Company uses a market value approach for determining fair value and utilizes a number of factors such as publicly available information regarding the market capitalization of the Company as well as operating results, business plans, and present value techniques. If Step One indicates potential impairment, the second step is performed to measure the amount of the impairment.

The Company has indefinite-lived assets consisting of acquired Canadian licenses. When a quantitative analysis is considered necessary for indefinite-lived intangible assets, the Company utilizes an income approach to determine the fair value.  It then compares the carrying value of the indefinite-lived asset to its fair value.   Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value.

There are inherent uncertainties related to the factors described above and judgment related to our impairment assessments of goodwill and indefinite-lived intangibles. The assumptions underlying the impairment analyses may change in such a manner that impairment in value may occur in the future. Any such impairment will be recognized in the period in which it becomes known.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336) 436-4092.

Very truly yours,

/s/ William B. Hayes

William B. Hayes
Executive Vice President -
Chief Financial Officer

Cc:    Michael J. Silver, Hogan Lovells US L.L.P.
T. Crawford Pounds - PricewaterhouseCoopers L.L.P.